KTD, LLC dba Homeshake

Financial Statements

Years Ended December 31, 2021 and 2020

KTD, LLC dba Homeshake
Table of Contents
Years Ended December 31, 2021 and 2020

	Page
Independent Auditor's Report	1 - 2
Financial Statements	
Balance Sheets	3
Statements of Operations	4
Statement of Members' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 10

Independent Auditor's Report

To the Members
KTD, LLC dba Homeshake

Opinion

We have audited the financial statements of KTD, LLC dba Homeshake (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of KTD, LLC dba Homeshake as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of KTD, LLC dba Homeshake and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about KTD, LLC dba Homeshake's ability to continue as a going concern for one year after the date that the financial statements are issued.

Independent Auditor's Report (Continued)

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KTD, LLC dba Homeshake's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about KTD, LLC dba Homeshake's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

MCM CPAs & Advisors LLP

Cincinnati, Ohio
September 27, 2022

KTD, LLC dba Homeshake
Balance Sheets
December 31, 2021 and 2020

	2021	2020
Assets		
Current assets		
Cash and equivalents	$ 74,519	$ 26,153
Restricted cash - escrow	11,642	77
Prepaid insurance	3,472	2,460
Total current assets	89,633	28,690
Capitalized software development	626,679	341,864
Less: accumulated amortization	174,207	59,574
Capitalized software development, net	452,472	282,290
Total assets	$ 542,105	$ 310,980
Liabilities and members' equity		
Current liabilities		
Accounts payable	$ 19,799	$ 65,590
Escrowed amounts payable	11,690	-
Total current liabilities	31,489	65,590
Members' equity	510,616	245,390
Total liabilities and members' equity	$ 542,105	$ 310,980

See accompanying notes.

KTD, LLC dba Homeshake
Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Closing fees income	$ 44,846	$ 16,557
Operating expenses		
Salaries and other payroll expenses	488,486	575,583
Accounting and management fees	36,744	-
Advertising	444,188	132,563
Professional services	24,835	24,507
Software and related expenses	42,643	7,520
Miscellaneous expenses	23,791	28,629
Amortization of capitalized software costs	114,633	59,574
Total operating expenses	1,175,320	828,376
Net operating loss	(1,130,474)	(811,819)
Other income (expenses)		
Paycheck Protection Program loan forgiveness and other income	62,700	80
Organizational and startup costs	-	(142,726)
Interest expense	-	(145)
Total other income (expenses)	62,700	(142,791)
Net loss	$ (1,067,774)	$ (954,610)

See accompanying notes.

KTD, LLC dba Homeshake
Statement of Members' Equity
Years Ended December 31, 2021 and 2020

	Members' equity	SAFE agreements	Accumulated losses	Total members' equity
Balance at January 1, 2020	$ -	$ -	$ -	$ -
Capital contributions	1,571,946	-	-	1,571,946
Less receivables for capital contributions	(371,946)	-	-	(371,946)
Net loss	-	-	(954,610)	(954,610)
Balance at December 31, 2020	1,200,000	-	(954,610)	245,390
Capital contributions	28,054	-	-	28,054
Collection of receivables for capital contributions	371,946	-	-	371,946
Capital contributions from SAFE agreements	-	933,000	-	933,000
Net loss	-	-	(1,067,774)	(1,067,774)
Balance at December 31, 2021	$ 1,600,000	$ 933,000	$ (2,022,384)	$ 510,616

See accompanying notes.

KTD, LLC dba Homeshake
Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (1,067,774)	$ (954,610)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization of capitalized software costs	114,633	59,574
PPP loan forgiveness income	(62,700)	-
Changes in operating assets and liabilities		
Prepaid insurance	(1,012)	(2,460)
Accounts payable	(45,791)	65,590
Escrowed accounts payable	11,690	-
Net cash used in operating activities	(1,050,954)	(831,906)
Cash flows from investing activities		
Payment of capitalized software costs	(284,815)	(341,864)
Net cash used in investing activities	(284,815)	(341,864)
Cash flows from financing activities		
PPP loan received	62,700	-
Capital contributions	400,000	1,200,000
Capital contributions from SAFE agreements	933,000	-
Net cash provided by financing activities	1,395,700	1,200,000
Net increase in cash and equivalents	59,931	26,230
Cash, restricted cash and cash equivalents, beginning of year	26,230	-
Cash, restricted cash and cash equivalents, end of year	$ 86,161	$ 26,230
Supplemental disclosure of cash flow information		
Interest paid	$ -	$ 145

See accompanying notes.

Note A - Nature of Organization and Operations

KTD, LLC dba Homeshake (the "Company") was formed on September 26, 2019 for the purpose of building and launching an internet-enabled service that provides customers the tools, technology, and support they need to buy and sell residential real estate without an agent.

Note B - Summary of Significant Accounting Policies

The significant accounting policies and practices followed by KTD, LLC dba Homeshake are as follows:

1. Basis of Accounting: The financial statements of KTD, LLC dba Homeshake have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("ASC") as the sole source of authoritative GAAP.

2. Cash, Cash Equivalents and Restricted Cash: For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

   FASB Accounting Standards Update ("ASU") 2016-18, *Statement of Cash Flows* (Topic 230) requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Consequently, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows.

3. Capitalized Software Development: The Company capitalizes the costs of its software development. These assets are amortized over their expected economic life of 3 years. Total amortization expense incurred during 2021 and 2020 was $114,633 and $59,574, respectively.

4. Income Allocation: Net profits and losses are allocated in accordance with the operating agreement, which generally allocate to members based on a targeted capital account regime.

5. Revenue Recognition: Revenue is recognized when the customer completes the sale of the home. There are no listing contracts, and no fees are payable or reported until the deal is closed.

6. Income Taxes: KTD, LLC dba Homeshake is a pass-through entity subject to tax by only state and local taxing authorities in certain jurisdictions. Accordingly, no provision for income taxes has been reflected in these financial statements. The owners are liable for the tax related to the operations of each entity.

   The Company has evaluated tax positions taken in previously filed income tax returns and has determined that there are no uncertain tax positions as defined by generally accepted accounting principles.

Note B - Summary of Significant Accounting Policies (Continued)

7. Fair Value Measurements: Fair value is the price that a market participant would receive to sell an asset or pay to transfer a liability in an orderly transaction at the measurement date. We classify fair value measurements according to the three-level hierarchy defined by GAAP, and those classifications are based on our judgment about the reliability of the inputs we use in the fair value measurement. Level 1 inputs are quoted prices available in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly, and may include quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. For assets or liabilities with a specified contractual term, Level 2 inputs must be observable for substantially the full term of that asset or liability. Level 3 inputs are unobservable, meaning they are supported by little or no market activity. Fair value measurements classified as Level 3 typically rely on pricing models and discounted cash flow methodologies, both of which require significant judgment.

8. Estimates and Uncertainties: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

9. Advertising: Advertising costs are expensed as incurred except for with respect to advertising costs which have a contractual life. Advertising expense totals $444,188 and $132,563 for the years ended December 31, 2021 and 2020, respectively.

10. Limited Liability Company: As the Company is organized as a limited liability company, no member, manager, agent, or employee shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for the acts of omissions of any other member, manager, agent, or employee, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

11. New Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the statement of operations. This standard will be effective for the calendar year ending December 31, 2022. The Company is evaluating the potential impact of this standard.

    In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the statement of operations will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2023. The Company is evaluating the potential impact of this standard.

12. Subsequent Events: The Company has evaluated subsequent events for potential recognition and disclosure through the date of the Independent Accountant's Review Report, the date the accompanying financial statements were available to be issued.

Note C - Operations

The Company is engaged in the development of tools and technologies that enable customers to transact residential real estate without the assistance of an agent. The Company has incurred significant capital expenditures of $626,679 and incurred losses from operations of $2,022,384 for the two years ended December 31, 2021, generating only a nominal amount of revenue during this period. Management projects that the Company will need additional capital resources to execute its business plan and attain profitable operations. The Company's members have provided members' equity and proceeds from SAFE Agreements during the two years ended December 31, 2021, and subsequently in 2022 (see Note I), and management's expectations are that the Company's members will continue to fund Company operations through a period that is twelve months subsequent to the issuance date of these financial statements.

Note D - Risks and Uncertainties

During 2020, the outbreak of the novel coronavirus disease 2019 ("COVID-19") was declared a United States and global pandemic. The Company's operations have generally been impacted by the outbreak of COVID-19. Since the situation surrounding the pandemic is on-going, the duration, nature, and extent of the ultimate direct or indirect impact on the Company's financial condition, liquidity, and/or future results of operations cannot be reasonably estimated at this time.

Note E - Restricted Cash

The Company holds funds in an escrow from the real estate transactions conducted on the Company's website. At December 31, 2021 and 2020 the balance in this escrow was $11,642 and $77, respectively. These funds are added to the account from outside parties and are earmarked for a specific real estate transaction until it is closed.

The following is a reconciliation of cash, cash equivalents and restricted cash:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 74,519	$ 26,153
Restricted cash - escrow	11,642	77
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$ 86,161	$ 26,230

Note F - Members' Equity

The Company has issued a total of 101,830,000 membership units to management and an investor during 2020 and 2021 for cash consideration of $1,600,000.

Additionally, the Company has entered into five Simple Agreement for Future Equity ("SAFE") agreements totaling $933,000 as of December 31, 2021. These agreements contain future rights to convert to membership units in the Company or receive proceeds upon an equity financing, a liquidity event or company liquidation, subject to a valuation cap and discount rate.

Note F - Members' Equity (Continued)

The Company's Operating Agreement also provides for the issuance of 6,819,900 Voting and 8,180,100 Non-Voting Profits-only Units, which participate in the Company's net income, but are not allocated their proportionate share of net losses. The Company issued 3,500,000 Non-Voting Profits-only Units during 2020 to employees and advisors, subject to certain vesting provisions. Vested Non-Voting Profits-only Units totaled 1,104,167 and 2,770,834 units as of December 31, 2020 and 2021, respectively. The remaining 729,166 units vest in 2022.

Note G - Related Party Transactions

A company with common ownership provides certain management, accounting and tax services under a cost allocation and reimbursement arrangement. Fees incurred under this arrangement $36,744 for 2021. The Company also reimburses this entity for payroll and office-related expenses incurred on its behalf.

During 2020, the Company paid legal fees to a law firm in which a company officer was a partner totaling $5,000.

Note H - Paycheck Protection Program ("PPP") Loan

In April 2020, a company with common ownership received a Paycheck Protection Program ("PPP") loan under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act in the amount of $62,700 relating to payroll expenses paid by them on behalf of the Company. The loan bore interest at 1.00%, was uncollateralized/unsecured, and had a maturity date of April 2025. Under the CARES Act, subject to limitations, as defined, the loan may partially or fully be forgiven depending on actual payroll and other qualified costs for a specified period following receipt of the loan proceeds.

In August 2021, prior to the initial payment date, the Company was notified the loan has been fully forgiven and the company with common ownership has been legally released by the SBA. Given that the company with common ownership has been legally released for the PPP loan and the payment made by the SBA on the company's behalf, the amount has been recognized as debt forgiveness income in the accompanying 2021 statement of operations. In accordance with the related PPP loan guidelines, the SBA reserves the right to audit any PPP loan at any time during the loan process, including after the loan is partially or fully forgiven and the company with ownership has been legally released.

Note I - Subsequent Events

During the period through September 21, 2022, the Company issued additional SAFE Agreements totaling $392,500, to fund its operations and provide for working capital.

During March 2022, the Company issued an additional 6,819,900 Voting and 1,168,300 Non-voting Profits-only Interests to key employees, of which the Non-voting units were subject to a 24-month vesting term and which vest 438,113 units in 2022, 584,150 in 2023 and 146,037 in 2024.